EXHIBIT 99.2

Financial Summary

	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2017	2018

Voyage revenue	$105,524	$92,754
Accrued charter revenue (1)	$(2,791)	$(2,564)
Voyage revenue adjusted on a cash basis (2)	$102,733	$90,190

Adjusted Net Income available to common stockholders (3)	$20,774	$13,366
Weighted Average number of shares	91,036,935	108,802,614
Adjusted Earnings per share (3)	$0.23	$0.12

Net Income	$23,015	$19,167
Net Income available to common stockholders	$17,866	$12,289
Weighted Average number of shares	91,036,935	108,802,614
Earnings per share	$0.20	$0.11

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended March 31, 2018 and 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2017	2018

Net Income	$23,015	$19,167
Earnings allocated to Preferred Stock	(5,149)	(6,878)
Net Income available to common stockholders	17,866	12,289
Accrued charter revenue	(2,791)	(2,564)
Non-cash general and administrative expenses	984	934
Amortization of prepaid lease rentals, net	2,158	2,009
Realized (gain)/loss on Euro/USD forward contracts (1)	32	(255)
Loss on sale / disposals of vessels (1)	3,638	-
Swaps’ breakage costs	-	1,234
Gain on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(1,113)	(281)
Adjusted Net Income available to common stockholders	$20,774	$13,366
Adjusted Earnings per Share	$0.23	$0.12
Weighted average number of shares	91,036,935	108,802,614

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized gain on Euro/USD forward contracts, loss on sale / disposal of vessels, swaps’ breakage costs, non-cash general and administrative expenses, amortization of prepaid lease rentals, net and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

Results of Operations

Three-month period ended March 31, 2018 compared to the three-month period ended March 31, 2017

During the three-month periods ended March 31, 2018 and 2017, we had an average of 53.0 and 52.0 vessels, respectively, in our fleet. In the three-month period ended March 31, 2017, we sold the container vessels Romanos and Marina with an aggregate capacity of 8,401 TEU. In the three-month periods ended March 31, 2018 and 2017, our fleet ownership days totaled 4,770 and 4,678 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,			Percentage
	2017	2018	Change	Change

Voyage revenue	$105.5	$92.8	$(12.7)	(12.0%)
Voyage expenses	(0.7)	(1.1)	0.4	57.1%
Voyage expenses – related parties	(0.8)	(0.8)	-	-
Vessels’ operating expenses	(25.3)	(26.1)	0.8	3.2%
General and administrative expenses	(1.2)	(1.5)	0.3	25.0%
Management fees – related parties	(4.7)	(4.7)	-	-
Non-cash general and administrative expenses	(1.0)	(0.9)	(0.1)	(10.0%)
Amortization of dry-docking and special survey costs	(1.9)	(1.5)	(0.4)	(21.1%)
Depreciation	(24.1)	(22.8)	(1.3)	(5.4%)
Amortization of prepaid lease rentals, net	(2.2)	(2.0)	(0.2)	(9.1%)
Gain/(Loss) on sale of vessels	(3.6)	-	(3.6)	n.m.
Foreign exchange gains	-	0.1	0.1	n.m.
Interest income	0.6	1.0	0.4	66.7%
Interest and finance costs	(17.9)	(14.6)	(3.3)	(18.4%)
Swaps’ breakage costs	-	(1.2)	1.2	n.m.
Equity gain on investments	0.2	2.3	2.1	1,050.0%
Other	0.3	0.1	(0.2)	(66.7%)
Gain / (Loss) on derivative instruments	(0.2)	0.1	0.3	n.m.
Net Income	$23.0	$19.2

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,			Percentage
	2017	2018	Change	Change

Voyage revenue	$105.5	$92.8	$(12.7)	(12.0%)
Accrued charter revenue	(2.8)	(2.6)	(0.2)	(7.1%)
Voyage revenue adjusted on a cash basis	$102.7	$90.2	$(12.5)	(12.2%)

Vessels’ operational data	Three-month period ended March 31,			Percentage
	2017	2018	Change	Change

Average number of vessels	52.0	53.0	1.0	1.9%
Ownership days	4,678	4,770	92	2.0%
Number of vessels under dry-docking	1	5	4

Voyage Revenue

Voyage revenue decreased by 12.0%, or $12.7 million, to $92.8 million during the three-month period ended March 31, 2018, from $105.5 million during the three-month period ended March 31, 2017. The decrease is mainly attributable to decreased charter rates for certain of our vessels and revenue not earned by three vessels sold for demolition in 2017 which was partly off-set by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 12.2%, or $12.5 million, to $90.2 million during the three-month period ended March 31, 2018, from $102.7 million during the three-month period ended March 31, 2017. Accrued charter revenue for the three-month periods ended March 31, 2018 and 2017, amounted to $2.6 million and $2.8 million, respectively.

Voyage Expenses

Voyage expenses were $1.1 million and $0.7 million for the three-month periods ended March 31, 2018 and 2017, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $0.8 million for each of the three-month periods ended March 31, 2018 and 2017. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. (“Costamare Shipping”) and by Costamare Shipping Services Ltd. (“Costamare Services”) pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net Chartering GmbH & Co. KG (“Blue Net”) pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $26.1 million and $25.3 million during the three-month periods ended March 31, 2018 and 2017, respectively.

General and Administrative Expenses

General and administrative expenses were $1.5 million and $1.2 million during the three-month periods ended March 31, 2018 and 2017, respectively and both include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $4.7 million for each of the three-month periods ended March 31, 2018 and 2017.

Non-cash general and administrative expenses

Non-cash general and administrative expenses for the three-month period ended March 31, 2018 amounted to $0.9 million, representing the value of the shares issued to Costamare Services on March 30, 2018, pursuant to the Services Agreement. For the three-month period ended March 31, 2017, the respective amount was $1.0 million, representing the fair value of the shares issued to Costamare Services on March 30, 2017, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.5 million and $1.9 million during the three-month periods ended March 31, 2018 and 2017, respectively. During the three-month period ended March 31, 2018, four vessels underwent and completed their special survey and one was in process of completing its special survey. During the three-month period ended March 31, 2017 one vessel underwent and completed its special survey.

Depreciation

Depreciation expense decreased by 5.4% or $1.3 million, to $22.8 million during the three-month period ended March 31, 2018, from $24.1 million during the three-month period ended March 31, 2017. The decrease was mainly attributable to depreciation expense not charged during the three -month period ended March 31, 2018, due to the sale of three vessels during 2017; partly off-set by the depreciation charged during the three-month period ended March 31, 2018, due to the acquisition of four secondhand vessels in the second and the fourth quarters of 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.0 million during the three-month period ended March 31, 2018. Amortization of prepaid lease rentals, net was $2.2 million during the three-month period ended March 31, 2017.

Interest Income

Interest income amounted to $1.0 million and $0.6 million for the three-month periods ended March 31, 2018 and 2017, respectively.

Interest and Finance Costs

Interest and finance costs were $14.6 million and $17.9 million during the three-month periods ended March 31, 2018 and 2017, respectively. The decrease is partly attributable to the decreased average loan balance during the three-month period ended March 31, 2018 compared to the three-month period ended March 31, 2017.

Swaps’ Breakage Costs

During the three-month period ended March 31, 2018, we terminated three interest rate derivative instruments that qualify for hedge accounting and we paid the  counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the three-month period ended March 31, 2018, we recorded an equity gain on investments of $2.3 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. During the three-month period ended March 31, 2017, we recorded an equity gain on investments of $0.2 million also relating to investments under the Framework Deed. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2017 and commenced their charters.

Gain / (Loss) on Derivative Instruments

The fair value of our 14 interest rate derivative instruments which were outstanding as of March 31, 2018 equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2018, the fair value of these 14 interest rate derivative instruments in aggregate amounted to a net asset of $8.4 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended March 31, 2018, a net gain of $6.6 million has been included in OCI and a net gain of $0.2 million has been included in Gain/Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2018.

Cash Flows
Three-month periods ended March 31, 2018 and 2017

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2017	2018
Net Cash Provided by Operating Activities	$52.8	$41.6
Net Cash Provided by / (Used in) Investing Activities	$4.4	$(6.9)
Net Cash Provided by / (Used in) Financing Activities	$(81.6)	$1.7

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2018, decreased by $11.2 million to $41.6 million, compared to $52.8 million for the three-month period ended March 31, 2017. The decrease is mainly attributable to the decreased cash from operations of $12.5 million and the increased special survey costs of $5.4 million during the three month period ended March 31, 2018 compared to the three-month period ended March 31, 2017; partly off-set by the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $4.6 million and by decreased payments for interest (including swap payments) during the period of $6.1 million.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $6.9 million in the three-month period ended March 31, 2018, which consisted of payments for upgrades to two of our vessels and payments for capital injection into certain entities pursuant to the Framework Deed.

Net cash provided by investing activities was $4.4 million in the three-month period ended March 31, 2017, which mainly consisted of $9.9 million in proceeds we received from the sale of two vessels; partly off-set by $5.4 million (net of $0.3 million we received as dividend distributions) in payments for working capital injected into certain entities pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $1.7 million in the three-month period ended March 31, 2018, which mainly consisted of (a) $100.8 million net payments relating to our credit facilities and to our sale and leaseback transactions, (b) $111.2 million net proceeds we received from our public offering in January 2018, of 4.6 million shares of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”), net of underwriting discounts and expenses incurred in the offering, (c) $4.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2017 and (d) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”), for the period from October 15, 2017 to January 14, 2018.

Net cash used in financing activities was $81.6 million in the three-month period ended March 31, 2017, which mainly consisted of (a) $74.9 million payments relating to our credit facilities and to our sale and leaseback transactions, (b) $3.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2016 and (c) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock, for the period from October 15, 2016 to January 14, 2017.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of March 31, 2018, we had a total cash liquidity of $252.2 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of May 1, 2018, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
CMA CGM L’ETOILE	2005	2,556
MICHIGAN	2008	1,300
TRADER	2008	1,300
ELAFONISSOS (*)	1999	2,526
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Capital commitments

We have no capital commitments.

Conference Call details:

On, Wednesday, May 2, 2018 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until May 9, 2018. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10119948.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 44 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 468,600 TEU. Eighteen of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List
The table below provides additional information, as of May 1, 2018, about our fleet of containerships, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	CMA CGM	2016	11,010	(**)	August 2018
7	CAPE TAINARO(i)	OOCL	2017	11,010	28,250	March 2019
8	CAPE KORTIA(i)	Evergreen	2017	11,010	(**)	September 2018
9	CAPE SOUNIO(i)	(*)	2017	11,010	(*)	(*)
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	27,000 (net)(3)	May 2019
11	COSCO GUANGZHOU	COSCO	2006	9,469	16,000	July 2018
12	COSCO NINGBO	COSCO	2006	9,469	16,000	July 2018
13	COSCO YANTIAN	COSCO	2006	9,469	16,000	August 2018
14	COSCO BEIJING	COSCO	2006	9,469	16,000	August 2018
15	COSCO HELLAS	COSCO	2006	9,469	16,000(4)	September 2018
16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2023
17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2024
18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2024
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2023
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2023
21	VALOR	Evergreen	2013	8,827	41,700	April 2020(5)
22	VALUE	Evergreen	2013	8,827	41,700	April 2020(5)
23	VALIANT	Evergreen	2013	8,827	41,700	June 2020(5)
24	VALENCE	Evergreen	2013	8,827	41,700	July 2020(5)
25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020(5)
26	NAVARINO	PIL	2010	8,531	(*)	February 2019
27	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
28	MAERSK KAWASAKI	Maersk	1997	7,403	15,000	May 2018
29	KURE	COSCO	1996	7,403	16,350	April 2019
30	NILEDUTCH PANTHER	NileDutch	1997	7,403	12,750	November 2018
31	MSC METHONI	MSC	2003	6,724	29,000	September 2021
32	SEALAND NEW YORK	Maersk	2000	6,648	14,000	May 2018
33	MAERSK KOBE	Maersk	2000	6,648	16,000	July 2018 (6)
34	SEALAND WASHINGTON	Maersk	2000	6,648	26,100	June 2018
35	SEALAND MICHIGAN	Maersk	2000	6,648	26,100	August 2018
36	SEALAND ILLINOIS	Maersk	2000	6,648	26,100	October 2018
37	MAERSK KOLKATA	Maersk	2003	6,644	26,100	November 2019
38	MSC KINGSTON	Maersk	2003	6,644	26,100	February 2020
39	MSC KALAMATA	Maersk	2003	6,644	26,100	April 2020
40	VENETIKO	Hapag Lloyd	2003	5,928	11,750	November 2018
41	ENSENADA (i)	ONE	2001	5,576	16,000	February 2019
42	ZIM NEW YORK	ZIM	2002	4,992	8,401	September 2018(7)
43	ZIM SHANGHAI	ZIM	2002	4,992	8,401	September 2018(7)
44	PIRAEUS	(*)	2004	4,992	(*)	May 2018
45	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
46	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
47	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
48	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
49	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8,800	February 2019
50	ULSAN	Maersk	2002	4,132	7,600	June 2018
51	MSC KORONI	MSC	1998	3,842	13,500	September 2018
52	ITEA	DELTA	1998	3,842	$550,000 (lump sum)	May 2018
53	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
54	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
55	LAKONIA	Evergreen	2004	2,586	8,500	June 2018
56	CMA CGM L’ETOILE	CMA CGM	2005	2,556	10,250	June 2018
57	ELAFONISOS(i)	MSC	1999	2,526	(*)	January 2019
58	AREOPOLIS	Evergreen	2000	2,474	9,100	August 2018
59	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
60	MESSINI	Evergreen	1997	2,458	10,250	August 2018(8)
61	MSC REUNION	MSC	1992	2,024	6,800	July 2018
62	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2018
63	MSC SIERRA II	MSC	1991	2,023	6,800	June 2018
64	MSC PYLOS	MSC	1991	2,020	6,800	January 2019
65	PADMA(i)	Evergreen	1998	1,645	9,800	June 2018
66	NEAPOLIS	Evergreen	2000	1,645	8,300	May 2018
67	ARKADIA(i)	Evergreen	2001	1,550	10,400	September 2018
68	PROSPER	Sea Consortium	1996	1,504	10,300	May 2018
69	MICHIGAN	-	2008	1,300	-	In preparation for drydock
70	TRADER	-	2008	1,300	-	In preparation for drydock
71	ZAGORA	MSC	1995	1,162	6,500	June 2018
72	PETALIDI(i)	CMA CGM	1994	1,162	6,550	May 2018
73	LUEBECK	MSC	2001	1,078	6,500	January 2019

(1) Daily charter rates are gross, unless stated otherwise.

(2) Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(3) This charter rate will start on June 12, 2018.

(4) This charter rate will start on May 7, 2018. Until then the charter rate will be $37,519 per day.

(5) Assumes exercise of owners’ unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(6) This charter rate will start on May 5, 2018. Until then the charter rate will be $26,100 per day.

(7) The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2017, the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this third optional year has been determined at $8,401 per day.

(8) This charter rate will start on May 16, 2018. Until then the charter rate will be $8,300 per day.

(i) Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii) Denotes vessels subject to a sale and leaseback transaction

(*)      Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates which are treated as confidential.

(**)   Vessel’s daily charter rate is in the mid-twenty thousands of dollars.

COSTAMARE INC.
Consolidated Statements of Income

	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2017	2018
REVENUES:
Voyage revenue	$105,524	$92,754

EXPENSES:
Voyage expenses	(695)	(1,094)
Voyage expenses – related parties	(791)	(805)
Vessels' operating expenses	(25,335)	(26,068)
General and administrative expenses	(1,182)	(1,544)
Management fees - related parties	(4,732)	(4,646)
Non-cash general and administrative expenses	(984)	(934)
Amortization of dry-docking and special survey costs	(1,899)	(1,534)
Depreciation	(24,075)	(22,745)
Amortization of prepaid lease rentals, net	(2,158)	(2,009)
Loss on sale / disposal of vessels	(3,638)	-
Foreign exchange gains	43	96
Operating income	$40,078	$31,471

OTHER INCOME / (EXPENSES):
Interest income	$571	$1,000
Interest and finance costs	(17,901)	(14,588)
Swaps’ breakage costs	-	(1,234)
Equity gain on investments	205	2,310
Other	238	135
Gain/ (Loss) on derivative instruments	(176)	73
Total other expenses	$(17,063)	$(12,304)
Net Income	$23,015	$19,167
Earnings allocated to Preferred Stock	(5,149)	(6,878)
Net Income available to common stockholders	$17,866	$12,289

Earnings per common share, basic and diluted	$0.20	$0.11
Weighted average number of shares, basic and diluted	91,036,935	108,802,614

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2017	2018
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$178,986	$215,323
Restricted cash	7,238	5,532
Accounts receivable	1,324	519
Inventories	9,662	10,476
Due from related parties	5,273	3,425
Fair value of derivatives	112	1,735
Insurance claims receivable	2,091	2,513
Prepaid lease rentals	8,752	8,752
Asset held for sale	7,315	7,315
Accrued charter revenue	185	84
Prepayments and other	5,697	4,820
Total current assets	$226,635	$260,494
FIXED ASSETS, NET:
Capital leased assets	$415,665	$412,271
Vessels, net	1,579,509	1,564,339
Total fixed assets, net	$1,995,174	$1,976,610
NON-CURRENT ASSETS:
Equity method investments	$161,897	$166,951
Prepaid lease rentals, non-current	42,918	40,761
Deferred charges, net	15,429	19,666
Accounts receivable, non-current	1,800	1,800
Restricted cash	32,661	31,344
Fair value of derivatives, non-current	4,358	6,700
Other non-current assets	9,426	9,549
Total assets	$2,490,298	$2,513,875
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$206,318	$148,430
Accounts payable	6,314	7,535
Due to related parties	203	175
Capital lease obligations	32,874	33,218
Accrued liabilities	10,755	14,050
Unearned revenue	15,310	13,596
Fair value of derivatives	3,307	-
Other current liabilities	1,627	1,460
Total current liabilities	$276,708	$218,464
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$644,662	$608,452
Capital lease obligations, net of current portion	339,332	330,925
Unearned revenue, net of current portion	11,057	9,420
Total non-current liabilities	$995,051	$948,797
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	11	11
Additional paid-in capital	1,175,774	1,294,170
Retained earnings	43,723	46,803
Accumulated other comprehensive income / (loss)	(969)	5,630
Total stockholders’ equity	$1,218,539	$1,346,614
Total liabilities and stockholders’ equity	$2,490,298	$2,513,875